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CDXnwg3.doc
                SECURITIES AND EXCHANGE
                      COMMISSION Washington, D.C.
                      20549

                           SCHEDULE 13G
             Under the Securities Exchange Act of
1934

                        (Amendment No. 3)*

                 Catellus Development Corporation
     ____________________________________________
     ____________
                         (Name of Issuer)


                           Common Stock
      ___________________________________________
      ____________
                  (Title of Class and Securities)

                             149111106
      ___________________________________________
      ____________
               (CUSIP Number of Class of
Securities)
Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/X/  Rule 13d-1(b)
/ /  Rule 13d-1(c) / /  Rule 13d-1(d)

* The remainder of this cover page shall be filled out

for a reporting person's initial filing on this form

with respect to the subject class of securities, and

for any subsequent amendment containing information

which would alter the disclosures provided in a prior

page.

The information required in the remainder of this

cover page shall not be deemed to be "filed" for the

purpose of Section 18 of the Securities Exchange Act

of 1934 ("Act") or otherwise subject to the

liabilities of that section of the Act but shall be

subject to all other provisions of the Act (however,

see the Notes).





           (Continued on following page(s))








CUSIP No. 149111106
13G
______________________________________________________
____________ ___________
(1)  NAMES OF REPORTING PERSONS
     Southeastern Asset Management, Inc.      I.D. No.
62-0951781
______________________________________________________
____________ ___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
______________________________________________________
____________ ___________
(3)  SEC USE ONLY
______________________________________________________
____________ ___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Tennessee
______________________________________________________
____________ ___________
                                   :(5) SOLE VOTING
POWER
                                   :   (Discretionary
Accounts) NUMBER OF SHARES BENEFICIALLY :   1,902,000
shares
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED OR NO
VOTING POWER

                                          2,435,700
shares (shared)
                                            652,000
shares (No Vote)

__________________________________________
                                   :(7) SOLE
                                        DISPOSITIVE
                                        POWER
                                        (Discretionary
                                        Accounts)
                                   :       2,551,000
shares

__________________________________________
                                   :(8)  SHARED
DISPOSITIVE POWER

                                   :       2,435,700
shares
(Shared)
                                               3,000
shares (None)
______________________________________________________
____________ ___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

        4,989,700 shares
______________________________________________________
____________ ___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
EXCLUDES
  CERTAIN SHARES -X- See Items 4(c)(ii) and 4(c)(iv).
______________________________________________________
____________ ___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
       5.7 %
______________________________________________________
____________ ___________
(12)  TYPE OF REPORTING PERSON
      IA
______________________________________________________
____________ ___________

CUSIP No.  149111106
13G
______________________________________________________
____________ ___________
(1)  NAMES OF REPORTING PERSONS
     O. Mason Hawkins                         I.D. No.
###-##-####
______________________________________________________
____________ ___________
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                              (a)
                                              (b) X
______________________________________________________
____________ ___________
(3)  SEC USE ONLY
______________________________________________________
____________ ___________
(4)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Citizen of United States
______________________________________________________
____________ ___________
                                   :(5) SOLE VOTING
POWER
                                   :   (Discretionary
Accounts) NUMBER OF SHARES BENEFICIALLY       :
None
OWNED BY EACH REPORTING PERSON
__________________________________________
WITH                               :(6) SHARED VOTING
POWER

                                   :    None

__________________________________________
                                   :(7) SOLE
DISPOSITIVE POWER

                                   :    None

__________________________________________
                                   :(8) SHARED
DISPOSITIVE POWER

                                   :    None
______________________________________________________
____________ ___________
(9)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
REPORTING PERSON

       None  (See Item 3 )
______________________________________________________
____________ ___________
(10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9
EXCLUDES
      CERTAIN SHARES
______________________________________________________
____________ ___________
(11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      0.0%
______________________________________________________
____________ ___________
(12)  TYPE OF REPORTING PERSON
      IN
______________________________________________________
____________ ___________



Item 1.

 (a). Name of Issuer: Catellus Development Corporation
          ("Issuer")

 (b). Address of Issuer's Principal Executive Offices:

          201 Mission Street
          San Francisco, CA 94105

Item 2.

(a) and (b). Names and Principal Business Addresses of
Persons
         Filing:
     (1)       Southeastern Asset
Management, Inc.
               6410 Poplar Ave., Suite
               900 Memphis, TN 38119

     (2)       Mr. O. Mason Hawkins
               Chairman of the Board
               and C.E.O. Southeastern
               Asset Management, Inc.
               6410 Poplar Ave., Suite
               900 Memphis, TN 38119


     (c). Citizenship:

   Southeastern Asset Management, Inc. - A Tennessee corporation

          Mr. O. Mason Hawkins - U.S. Citizen

 (d). Title of Class of Securities:  Common Stock (the
            "Securities").

     (e). Cusip Number:  149111106


Item 3.  If this statement is filed pursuant to Rules
13d-1 (b) or
 13d-2 (b), check whether the person filing is a:

(e.) Investment Adviser registered under Section 203 of the Investment Advisers Act of 1940. This statement is being filed
by Southeastern Asset Management, Inc. as a registered investment adviser. All of the securities covered by this report
                          are
owned
 legally by Southeastern's investment advisory clients
                          and
none
 are owned directly or indirectly by Southeastern. As permitted by Rule 13d-4, the filing of this statement shall not
                          be
construed
  as an admission that Southeastern Asset Management,
                        Inc. is
the
 beneficial owner of any of the securities covered by
                         this
statement.

(g.) Parent Holding Company. This statement is also being filed by
     Mr. O. Mason Hawkins, Chairman of the Board and
     C.E.O. of Southeastern Asset Management, Inc. in the event he could be deemed to be a controlling person of that firm as the result of
his official positions with or ownership of its voting securities.
The existence of such control is expressly disclaimed.
                          Mr.
Hawkins
     does not own directly or indirectly any securities covered by this statement for his own account. As permitted by Rule 13d-
4,
the filing of this statement shall not be construed as
                          an
admission
that Mr. Hawkins is the beneficial owner of any of the securities covered by this statement.

Item 4. Ownership:
     (a). Amount Beneficially Owned:
            (At 12/31/02) 4,989,700
            shares
     (b). Percent of Class:
            5.7 %
          Above percentage is based on 87,162,014

          shares of Common Stock outstanding.

     (c). Number of shares as to which such person

has:

          (i).   sole power to vote or to direct the

vote:

                    1,902,000 shares

          (ii).  shared or no power to vote or to
                 direct the vote: Shared - 2,435,700
                 shares.
                 Securities owned by the following
series of Longleaf
                 Partners Funds Trust, an open-end
                 management investment company
                 registered under the
Investment
           Company Act of 1940, as follows:

                    Longleaf Partners Small-Cap Fund -
2,435,700

              No Power to Vote - 652,000 shares. This
              figure does not
              include 422,000 shares held by
              completely nondiscretionary
              accounts over which the filing parties
         have neither voting
              nor dispositive power and for which the
         filing parties
              disclaim beneficial ownership.

     (iii). sole power to dispose or to direct the disposition
                 of:

                    2,551,000 shares

          (iv).  shared or no power to dispose or to
                 direct the disposition of:

                 Shared - 2,435,700 shares
                 Securities owned by the following
series of Longleaf
                 Partners Funds Trust, an open-end
                 management investment company
                 registered under the
Investment
           Company Act of 1940, as follows:

                    Longleaf Partners Small-Cap Fund -
2,435,700

              No Power - 3,000 shares. This figure
              does not include 422,000 shares held by
              completely nondiscretionary
              accounts over which the filing parties
         have neither voting
              nor dispositive power and for which the
         filing parties
              disclaim beneficial ownership.

Item 5. Ownership of Five Percent or Less of a Class:
N/A


Item 6. Ownership of More Than Five Percent on Behalf of Another Person: N/A


Item 7. Identification and Classification of the
        Subsidiary Which Acquired the Security Being
        Reported on By the Parent Holding Company:
        N/A


Item 8. Identification and Classification of Members of the Group: N/A


Item 9. Notice of Dissolution of Group:  N/A



Item 10. Certification:


By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.


                      Signatures

After reasonable inquiry and to the best of the

knowledge and belief of the undersigned, the

undersigned certifies that the information set forth

in this statement is true, complete, and correct.

Dated: January 8, 2003

                              Southeastern Asset

                              Management, Inc. By  /s/

                              Andrew R. McCarroll

_______________________________________________
                  Andrew R. McCarroll
                              Vice President and

                         General Counsel O. Mason

                         Hawkins, Individually

                                /s/ O. Mason Hawkins

_______________________________________________

                       Joint Filing Agreement

In accordance with Rule 13d-1(f) under the Securities
Exchange Act of 1934, the persons or entities named
below agree to the joint filing on behalf of each of
them of this Schedule 13G with respect to the
Securities of the Issuer and further agree that this
joint filing agreement be included as an exhibit to
this Schedule 13G. In
evidence thereof, the undersigned hereby execute this
Agreement as
of January 8, 2003.
                         Southeastern Asset
Management, Inc.
                              By  /s/ Andrew R.
McCarroll
_______________________________________________
                         Andrew R. McCarroll
                              Vice President and
General Counsel

                              O. Mason Hawkins,
Individually

                                /s/ O. Mason Hawkins
_______________________________________________